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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47052

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US STERLING SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1393 VETERANS MEMORIAL HIGHWAY Suite 412N

(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Goldman	631-360-2829	adminsitration@ussterlingsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASSURANCE DIMENSIONS, LLC

(Name – if individual, state last, first, and middle name)

3111 N University Dr.,Suite621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A. ORR _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US STERLING SECURITIES, INC. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Herbert A Orr

Digitally signed by Herbert A Orr
Date: 2026.02.25 15:21:17 -05'00'

Title:
President/CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

U.S. STERLING SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025

U.S. STERLING SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Facing page and Oath/Affirmation	1-4
Report of Independent Registered Public Accounting Firm	5
Financial Statements:	
Statement of Financial Condition	6
Statement of Operations	7
Statement of Changes in Stockholder's Equity	8
Statement of Cash Flows	9
Notes to the Financial Statements	10-18
Supplementary Information:	19
Computation of Net Capital Pursuant to 15c3-1	20
Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3	21
Report of the Independent Registered Public Accounting Firm for the Exemption Report	22
Firm Exemption Report	23



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of **U.S. Sterling Securities Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **U.S. Sterling Securities Inc.** as of December 31, 2025, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **U.S. Sterling Securities Inc.** as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **U.S. Sterling Securities Inc.**'s management. Our responsibility is to express an opinion on **U.S. Sterling Securities Inc.**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **U.S. Sterling Securities Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **U.S. Sterling Securities Inc.**'s financial statements. The supplemental information is the responsibility of **U.S. Sterling Securities Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **U.S. Sterling Securities Inc.** auditor since 2025
Assurance Dimensions, LLC
Coral Springs, Florida
February 25, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

U.S. STERLING SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Current assets

Cash	$ 110,183
Receivable from clearing broker	8,831
Deposits with clearing broker	52,888
Prepaid expenses	21,521
Security deposits	18,355
Total current assets	211,778
Total assets	**$ 211,778**

LIABILITIES and STOCKHOLDER'S EQUITY

Current liabilities

Accounts Payable and accrued expenses	$ 61,394
Total current liabilities	61,394
Total liabilities	**61,394**

Commitment and contingencies (Note 8)

Stockholder's equity:

Common stock, $1.00 par value, 100 shares authorized	
10 shares issued and outstanding	10
Additional paid in capital	1,184,652
Accumulated deficit	(1,034,278)
Total stockholder's equity	**150,384**
Total liabilities and stockholder's equity	**$ 211,778**

See accompanying notes to financial statements.

U.S. STERLING SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue:

Riskless principal trading income	$ 185,365
Interest income	911
Other income	673
Total revenue	186,949

Expenses:

Administrative fees	95,233
Commissions paid	65,999
Internet service provider fees	55,698
Clearing charges	33,528
Occupancy	22,267
Professional fees	21,150
Other expenses	10,985
Insurance	7,958
Total expenses	312,818

Net loss from operations $ (125,869)

See accompanying notes to financial statements.

U.S. STERLING SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common stock	Additional paid in capital	Accumulated deficit	Total stockholder's equity
Balance - January 1, 2025	$ 10	$ 1,039,635	$ (908,409)	$ 131,236
Forgiveness of liability, related party		145,017		145,017
Net loss from operations			(125,869)	(125,869)
Balance – December 31, 2025	$10	$ 1,184,652	$ (1,034,278)	$ 150,384

See accompanying notes to financial statements.

U.S. STERLING SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities:

Net loss from operations	$ (125,869)
Adjustments to reconcile net loss from operations to net cash flows used in operating activities:	
Receivable from clearing organization	(469)
Deposits with clearing organization	(332)
Prepaid expenses	(21,521)
Accounts payable and accrued expenses	132,486
Net cash used in operating activities	(15,705)
Net decrease in cash	(15,705)
Cash at the beginning of year	125,888
Cash at the end of year	$ 110,183

Supplemental disclosure of cash flow information:
Cash paid for:

Interest	$0
Taxes	$0
Non-cash investing and financing activities– forgiveness of liability - related party	$145,017

See accompanying notes to financial statements.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1: Nature of Business Organization

U.S. Sterling Securities Inc., (the "Company") a wholly owned subsidiary of US Sterling Capital Corp. (the "Parent") was incorporated in the State of New York on March 10, 1992, when it commenced domestic USA market operations. The Company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 43 States. The Company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the Securities Investor Protection Corporation ("SIPC"). All the Company's executable trades are cleared through its clearing broker.

The Company has permitted authority to conduct Investment Banking Services. The Company may conduct institutional placements, corporate consulting, mergers and acquisition activities. The Company has from time to time entered or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimate and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2: Summary of Significant Accounting Policies – Cont.

On December 31, 2025, the Company's cash did not exceed the limit. On December 31, 2025, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from the Company's clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

	December 31, 2025
Receivable from clearing broker	$ 8,831

Receivables from brokers, dealers and clearing organizations primarily consist of cash deposits placed with clearing organizations, which includes cash deposited as initial margin, as well as receivables related to sales of securities which have traded but not yet settled including amounts receivable for securities failed to deliver. The Company evaluates "receivables from brokers, dealers and clearing organizations" to estimate an allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. The Company updates these estimates through periodic evaluations against actual trends experienced.

Revenue and Expense Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to identify the contract(s) with (a) customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2: Summary of Significant Accounting Policies – Cont.

Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company earns riskless principal trading income from effecting trades in U.S. equity that are listed on an exchange, or debt securities as may be offered federal or state institutions which are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis. In addition, the Company conducts limited Investment Banking (IB) and earns placement and consulting fees in market operations to Institutions seeking corporate finance, business consulting services and mergers and acquisition services; revenue is recognized on these transactions upon funding. For the year ended December 31, 2025, the Company earned no investment banking revenue.

Income Taxes

The Company is included in the consolidate Income Tax return of its affiliated Parent in the US Federal Jurisdiction and various consolidated states.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using Enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized; a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2: Summary of Significant Accounting Policies – Cont.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2022 through 2025 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Leases

In February 2016, the FASB issued ASU 2016-02 "Leases" ("Topic 842"). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. The standard requires entities to classify leases as either a finance or operating lease based on contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard as of January 1, 2022, under the modified retrospective approach. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted ASC Topic 326, Financial Instruments – *Credit Losses* impacts the impartment model for certain financial assets measured as amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the over the entire financial life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are no expected credit losses in certain circumstances. On January 1, 2023, the Company adopted the ASU using the modified retrospective approach. There was no adjustment to retained earnings or net capital upon adoption.

The allowance for credit losses is based upon on the Company's expectation of financial instruments carried at amortized cost utilizing the CECL framework.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2: Summary of Significant Accounting Policies – Cont.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowances for credit losses. The Company's expectations are that the credit risk associated with receivables are not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

The Company's receivables from broker-dealers and clearing organization include amounts from unsettled trades, as it applies to institutional purchases and sales inclusive of receivables for securities failed to deliver, accrued interest receivables and cash deposits.

The Company's trades and contracts are cleared through its clearing organization and settled daily. Commissions earned are offset by nonrecurring and recurring expenses as due amounts, reconciled daily between the clearing organization and the Company. Because of daily settlement and settlement under uniform practice, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): *Reporting Segment Disclosure* ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit and loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment under broker dealer of corporate debt securities. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of the business and accounting policies of the broker dealer of corporate debt securities segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Herbert A. Orr, CEO and President.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

As of December 31, 2025, the Company does not have any assets or liabilities that are measured at fair value on a recurring or non-recurring basis. Certain financial instruments, including cash and cash equivalents, receivables and deposits with clearing organizations, accounts payable and accrued liabilities, are carried at cost, which approximates fair value due to their short-term nature.

As of December 31, 2025, the Company did not hold any financial instruments for which fair value disclosure is required beyond those carried at cost or amortized cost.

NOTE 4: Deposit with Clearing Firm

The Company maintains cash deposited with its clearing broker, Hilltop Securities, pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998, with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 4: Deposit with Clearing Firm – Cont.

On December 31, 2025, the Company had $52,888 deposited with Hilltop Securities. The deposit does not represent an ownership interest in Hilltop.

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The clearing broker records customer transactions on a settlement date basis. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company. The Company does not anticipate nonperformance by customers or counterparties in above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 6: Related Party Transaction

The Company maintains an expense sharing agreement with U.S. Sterling Capital Corp., the Parent, which provides professional and administrative staff, facilities, and services necessary and appropriate for the conduct of the Company's business operations.

Effective January 1, 2022, the Company has applied the guidance in ASC 470-50, *Debt Modifications and Extinguishments,* in accounting for periodic debt forgiveness arrangements with the Parent. Such transactions are treated as extinguishments of related party obligations and are accounted for as capital transactions, whereby amounts due under the expense sharing agreement may be periodically forgiven by the Parent when deemed appropriate, including instances where accrued expenses sharing charges materially impact the Company's daily net capital computation.

In addition, the Company applies ASC 505-10-25, *Equity – Equity Adjustments*, whereby related party debt forgiveness is accounted for as a capital contribution. During 2025, debt forgiveness totaling $145,017 was recognized as a capital contribution to the Company.

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 7: Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Parent. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated using the Parent's tax rate multiplied by pre-tax book income. For the taxable year 2025, the Parent reported a taxable net loss, and consequently, no income tax benefit was allocated to the Company in 2025.

The Company recognizes deferred tax assets to the extent that it is probable that the future taxable profit will allow the deferred tax asset to be utilized. As of December 31, 2025, the Company has determined it is not probable that its deferred tax assets will be realized and, therefore, has not recognized these assets. The significant components of the unrecognized deferred tax assets include net operating loss carryforwards.

The Company has cumulative net operating losses (NOLs) incurred before January 1, 2018, amounting to $50,463, which are subject to expiration. These NOLs can be carried forward for 20 years following the year in which the loss was incurred. As per the revised tax laws under the TCJA, NOLs incurred from January 1, 2018, are allowed to be carried forward indefinitely, with no expiration date. The Company has accumulated NOLs amount to $681,831 under this provision. These losses are subject to an 80% taxable income limitation for the year when used if uncured before 2021, as per the TCJA provision.

The table below summarizes the items that give rise to significant portions of the Company's net deferred tax assets as of December 31, 2025:

Net operating loss carryforwards	$	191,385
Total unrecognized deferred tax assets	$	191,385

A full valuation allowance has been established against the deferred tax asset as of December 31, 2025, due to uncertainties related to the Company's ability to utilize these assets in the future. The change in the valuation allowance during the year was $32,896.

The table below summarizes the differences between the Parent's effective tax rate and the statutory federal rate for the period ended December 31, 2025:

Statutory federal rate	21.00%
State tax, net of federal	5.14%
Effective tax rate	26.14%

U.S. STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 8: Commitments, Contingencies and Guarantees

The Company is required by federal law to be a member of SIPC. The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations. As of December 31, 2025, the Company does not have any accounts that are over the SIPC coverage.

As of December 31, 2025, the Company had no commitments or contingencies that required disclosure.

NOTE 9: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule   15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. On December 31, 2025, the Company had a net capital of $110,508 which was $60,508 in excess of its required net capital of $50,000.

The Company's net capital ratio was 55.56%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all the accounts of such customers and maintains and preserves such books and records.

NOTE 10: Subsequent Events

In preparing the accompanying financial statements, the Company reviewed events that occurred after December 31, 2025, through the date of these financial statements on February 25, 2026. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2025

Computation of Net Capital:

1.	Total Ownership Equity	$ 150,384
2.	Deductions and/or charges	
	Non-allowable assets:	
	Prepaid expenses	21,521
	Security deposit	18,355
	Total non-allowable assets	39,876
3.	Tentative net capital	110,508
4.	Less: Haircuts	-
5.	Net Capital	$ 110,508

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required – (6 2/3% Aggregate Indebtedness)	$ 4,093
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	110,508
5.	Excess Net Capital	$ 60,508
6.	Ratio: Aggregate indebtedness to net capital	0.56 to 1

Computation of Aggregate Indebtedness

7.	Total Liabilities	$ 61,394
8.	Non-Aggregate Liabilities	-
9.	Aggregate Indebtedness	$ 61,394

There are no material differences between the computation of Net Capital presented above and the computation of Net Capital in the Company's unaudited for X17-a-5, Part IIA filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

U.S. STERLING SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2025

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because the Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule along with the exemption found under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT
REVIEW

To the Stockholder
of **U.S. Sterling Securities Inc.:**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **U.S. Sterling Securities Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **U.S. Sterling Securities Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: under the following provisions of 17 C.F.R. §240.15c3-3 {k)(2)(ii) and (2) **U.S. Sterling Securities Inc.** stated that **U.S. Sterling Securities Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to riskless principal trading activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

U.S. Sterling Securities Inc.'s management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **U.S. Sterling Securities Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
February 25, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

U.S. STERLING SECURITIES, INC.
EXEMPTION REPORT PURSUANT TO 17 C.F.R. §240.15C3-3(K)
FOR THE PERIOD ENDED DECEMBER 31, 2025

U.S. Sterling Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to (1) securities trading on a riskless principal basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The undersigned hereby affirms that, to the best of my knowledge and belief, this Exemption Report is true and correct.

U.S. Sterling Securities, Inc.

By: _____

Herbert A. Orr
Chief Executive Officer and Chief Compliance Officer
February 25, 2026